Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017 davispolk.com

March 24, 2025

Re:	Klarna Group plc Registration Statement on Form F-1 Filed March 14, 2025 CIK No. 0002003292
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo Christian Windsor Lory Empie Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), we are responding to comment No. 6 (“Comment No. 6”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 filed with the Commission on March 14, 2025 (the “Registration Statement”) contained in the Staff’s letter dated March 22, 2025 (the “Staff’s Letter”). As communicated to the Staff, the Company plans to respond to the remaining comments included in the Staff’s Letter at a later date under separate cover, concurrently with filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The Company also anticipates that (i) Amendment No. 1 will include a prospectus that meets the requirements of Section 10(b) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), including a bona fide price range, and (ii) it will commence a road show (as such term is defined in Rule 433(h)(4) under the Securities Act) immediately following the filing of Amendment No. 1.
For convenience, set forth in italics below is Comment No. 6, followed by the Company’s response.
General
We note your press report released on March 17 that announced your entry into an exclusive agreement to provide buy now, pay later and other short and intermediate term financing for purchasers from Walmart through the OnePay app. To the extent you do not include the agreement as an exhibit in your next amendment, please provide us with your analysis as to how you determined that the agreement was not a material contract under Item 601(b)(10) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:
On March 4, 2025, the Company entered into a customer installment program agreement (the “Partnership Agreement”) with OneProgress Services LLC (“OnePay”), a consumer-oriented financial technology company majority-owned by Walmart Inc. (“Walmart”). Pursuant to the Partnership Agreement, the Company will provide flexible payment solutions to Walmart’s U.S. customers on an exclusive basis for purchases of all non-grocery products. Beginning in the second half of 2025, the Company’s Fair Financing products will be made available at checkout online and in-store through OnePay’s platform which is directly integrated into Walmart’s physical and digital distribution channels. Once approved for the Company’s Fair Financing products, Walmart’s U.S. customers will be able to choose from a range of repayment terms from three to 36 months.
Concurrently with entering into the Partnership Agreement, the Company issued warrants to a subsidiary of OnePay to acquire 15,343,932 of its ordinary shares (the “OnePay Warrants”) pursuant to a warrant instrument (the “Warrant Agreement” and, together with the Partnership Agreement, the “OnePay Agreements”). The OnePay Warrants will vest over a period of five years, beginning with 2,640,000 warrants vesting on May 30, 2025, with the remainder vesting quarterly in equal installments.
The Company intends to include disclosure substantially similar to the two preceding paragraphs in the “Prospectus Summary” section of Amendment No. 1. The Company further respectfully advises the Staff that it has determined that it is not required to file copies of the OnePay Agreements as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K (“Item 601(b)(10)”) or provide a summary thereof that complies with the requirements of Item 10.C. of Form 20-F, for the reasons more fully described below.
Under Item 601(b)(10), a contract does not need to be filed if it is entered into in the ordinary course of a registrant’s business, subject to certain exceptions set forth therein. In particular, agreements that ordinarily accompany the kind of business conducted by a registrant need not be filed as exhibits under Item 601(b)(10) unless the agreement is one “upon which the registrant’s business is substantially dependent.”
Each OnePay Agreement is of the type that “ordinarily accompanies the kind of business conducted” by the Company. The Partnership Agreement sets forth the terms on which Walmart’s customers may take advantage of the Company’s flexible payment options. It is therefore of the same type as the Company’s existing agreements that govern the terms on which customers of the approximately 675,000 merchants currently on the Company’s network may use its products and services. Likewise, the Warrant Agreement governs the terms on which OnePay may acquire ordinary shares of the Company over the course of the next five years. As disclosed in various places in the Registration Statement, the Company routinely grants warrants under similar arrangements to its directors, officers, employees and certain third-party providers as a means of rewarding, motivating or incentivizing its individual contributors or developing, strengthening or preserving key commercial partner relationships, as applicable. Finally, the Company also believes that both OnePay Agreements are similar in type to agreements into which the Company’s competitors regularly enter in the course of their ordinary business.
Further, the Company does not substantially depend on either of the OnePay Agreements. The Partnership Agreement is limited in scope and duration—it allows the Company to offer its Fair Financing products through the OnePay platform to Walmart’s customers in the United States, for purchases of all non-grocery products, for a period of five years. While the Partnership Agreement is an important element of the Company’s efforts to expand its network and offerings to additional customers in the United States, it is not expected to generate a material portion of the Company’s revenue in the near future. In parallel, the Company is also continuously working on expanding its network to new geographies, merchants and customers to drive Gross Merchandise Volume and revenue growth through a variety of means, including leveraging its growing partner network, primarily Payment Service Providers, to boost merchant adoption. In light of the above, the loss of Walmart as a merchant partner would not jeopardize the future viability of the Company or otherwise have a material impact on its results of operations.
The Company also does not substantially depend on the Warrant Agreement as it does not provide for any material obligations towards the Company on the part of OnePay or Walmart. In particular, neither Walmart or OnePay is obligated to purchase any ordinary shares of the Company thereunder or otherwise make any capital contributions to, or investments in, the Company or its business or operations. Walmart and OnePay are also not expected to be able to effectively influence the business and affairs of the Company as a result of the Warrant Agreement. On a fully diluted basis and assuming no further issuances of the Company’s ordinary shares (or instruments convertible thereinto) during the five-year vesting period, the ordinary shares underlying the OnePay Warrants would represent less than 4% of all of the Company’s ordinary shares expected to be outstanding immediately after the completion of the Company’s initial public offering. Furthermore, in light of the Company’s multi-class share capital structure described in the Registration Statement, such economic interest would correspond to less than 0.4% of the total voting power.
In sum, for the reasons stated above, both the Partnership Agreement and the Warrant Agreement were entered into in the Company’s ordinary course of business and the Company is not substantially dependent on either of them. Accordingly, the Company does not believe that it is required to file the OnePay Agreements as exhibits under Item 601(b)(10) or provide a summary thereof that complies with the requirements of Item 10.C. of Form 20-F. However, should any of these agreements become material in a future period, the Company will file it as an exhibit to a periodic report for the relevant reporting period.
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Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP
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